Exhibit 99.2

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SECOND QUARTER ENDED
JUNE 30, 2005

August 26 , 2005

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

Management is committed to enhancing the financial return on the Corporation's $20.4 million of assets, primarily invested in the Facility. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

The Company is progressing with construction of its Optima Tower Project, a high-rise development located in Surrey Central City, British Columbia. The project is attracting interest from local and international developers and from contractors, shareholders and buyers. The Optima Tower will be home to a 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Following receipt of the building permit for the project, the Company estimates that the first Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. A full scale two bedroom suite, incorporating the Company's pre-manufactured foundations, will be assembled at the Optima Presentation Centre.

The Company has also entered into a Memorandum of Understanding to establish a 5,000 square foot high-end "show home" in the Arabian Gulf region. The Company expects the home to be finished, erected on site, and ready for viewing before the end of January 2006.

The Company continues to develop additional innovative prototypes for the lucrative oil and mining industries in Canada. These prototypes range from temporary housing accommodations to insulated and air tight storage units, mobile schools, mobile insulated environmental mats, septic tanks, commercial buildings, industrial shops and job site offices. A fully integrated prototype building, measuring 40x80x25 feet, is designed to be fully erected within eight to sixteen hours, depending on the crew experience. The only site preparation for the building is a levelled compacted ground. The ground slab panels that are part of the three dimensional structure act as a floating foundation and are designed to accommodate 100,000 lbs caterpillar loader.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July, 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

The Corporation is not ready for production at full capacity rates.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

Results of Operations

The Corporation had a net loss of $2,407,355 for the six months ended June 30, 2005, as compared to a net loss of $2,636,263 for the six months ended June 30, 2004.

As at the end of the second quarter, the Corporation had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During the second quarter ended June 30, 2005, there was no gain recorded on cancellation of license rights (in the second quarter of 2004 - $nil).

The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Depreciation and amortization expenses decreased from $614,428 for the second quarter ended June 30, 2004 to $404,946 for the second quarter ended June 30, 2005. Depreciation and amortization is a non-cash charge.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended June 30, 2005 are taken from our financial statements. The statements for the quarter ended June 30, 2005 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended June 30, 2005:

	June 2005 $	March 2005 $	December 2004 $	September 2004 $	June 2004 $	March 2004 $	December 2003 $	September 2003 $
I Total Revenue(1)	70,004	81,946	(2,298)	(25,950)	217,789	144,107	66,325	61,634
Income (Loss) Before Extraordinary Items	(1,339,575)	(1,067,780)	(2,560,095)	(1,659,794)	(1,579,371)	(1,056,892)	(2,241,356)	(1,077,466)
Income (Loss) Before Extraordinary Items Per Share	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)
Net Income (Loss)	(1,339,575)	(1,067,780)	(7,188,057)	(1,659,794)	(1,579,371)	(1,056,892)	(6,880,093)	(923,006)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at June 30, 2005 was $610,729 (December 31, 2004 - $1,890,030), a decrease of $1,279,301 from December 31, 2004. As at June 30, 2005, the Corporation had a working capital deficit of $1,420,043 (compared to a working capital deficit of $161,576 as at December 31, 2004).

The Corporation in the second quarter of 2005 spent $89,340 on the acquisition of property, plant and equipment which included assets acquired under capital lease (in the second quarter of 2004 - $71,559.

With respect to financing activities during the second quarter of 2005, the Corporation did not receive any cash as deposits related to interim agreements or MOUs (in the second quarter of 2004 - $nil).

As at June 30, 2005, the Facility, including the property, plant and equipment, had a net book value of approximately $17.6 million. The historical cost of the Facility is approximately $28.1 million.

The Corporation secured a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

The Corporation must secure working capital financing. The Corporation is exploring a number of funding sources. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Risks and Uncertainties

For a detailed description of possible risk factors associated with the Corporation and/or its subsidiary, please refer to the section entitled "Risks and Uncertainties" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004. There have been no material changes to the risk factors disclosed at that time.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during the second quarter ended June 30, 2005 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

    During the second quarter ended June 30, 2005, the Corporation paid $36,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

    During the second quarter ended June 30, 2005, the Corporation paid $39,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

    During the second quarter ended June 30, 2005, the Corporation paid $16,072 for directors and officers fees;

    During the second quarter ended June 30, 2005, the Corporation paid $115,573 for consulting services to Garmeco Canada - Int'l Consulting Engineers Ltd., a company controlled by Mr. Rached's family; and

    On May 31, 2005, the Corporation completed a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involved members of Mr. Rached's family.

For a further detailed description of related party transactions associated with the Corporation and/or its subsidiary, please refer to the section entitled "Related Party Transactions" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Changes in Accounting Policies including Initial Adoption

For a detailed description of changes in accounting policies including initial adoption, please refer to the section entitled "Changes in Accounting Policies including Initial Adoption" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Financial Instruments and Other Instruments

For a detailed description of financial instruments and other instruments, please refer to the section entitled "Financial Instruments and Other Instruments" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Additional information on these and other factors is included in the Corporation's 2004 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

For a detailed description of the legal proceedings associated with the Corporation and/or its subsidiary, please refer to the section entitled "Legal Proceedings" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the period ended June 30, 2005 and 2004:

	June 30, 2005 $	June 30, 2004 $
Deferred Development Costs	-	-
General and Administration Expenses	759,050	1,404,785
Interest and Foreign Exchange	448,042	85,050
Depreciation and Amortization	202,487	307,825

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 122,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation and warrants to purchase 15,000,000 common shares.

Additional Information

Additional information relating to the Corporation, including the Corporation's Annual Report on Form 20-F, may be found on SEDAR at www.sedar.com. The Corporation's Annual Report on Form 20-F may also be found on EDGAR at www.sec.gov/edgar.shtml.